

Mail Stop 4561

April 10, 2017

Keith Orlean
President
Digital Donations Technologies, Inc.
68 South Service Road, Suite 100
Melville, NY   11747

      Re: **Digital Donations Technologies, Inc.**
              Amendment No. 2 to Registration Statement on Form S-1
              Filed March 24, 2017
              File No. 333-214601

Dear Mr. Orlean:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our letter dated February 14, 2017.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements and related disclosures, as necessary, to comply with Rule 8-08 of Regulation S-X.

2.   We note your response to prior comment 1. Please revise to provide more information regarding your concurrent private placement, including descriptions of the nature of the prospective investors and any private placement agreements.   Clarify whether the private placement will be to related parties and/or to principal shareholders.

Certain Relationships and Related Transactions, page 26

3.   We note your response to prior comment 2 regarding the anticipated acquisition of certain assets of Digital Processing Solutions, Inc., which is a company in which your two founders are also executive officers, directors and majority owners. Clarify whether the issuance of 15 million shares referenced on page 5 is in connection with this proposed acquisition. Revise to disclose any material agreements that you have with Digital Processing Solutions, Inc. such as a licensing agreement that allows you to use Digital Processing Solutions, Inc.'s intellectual property as part of your current operations.

        You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Branch Chief - Legal
                                        Office of Information Technologies
                                        and Services

cc: Jarvis J. Lagman, Legal Counsel
        Tiber Creek